              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                      (Amendment No.   )*

                  UNITED CITIES GAS COMPANY
                      (Name of Issuer)

                 COMMON STOCK, WITHOUT PAR VALUE
                  (Title of Class of Securities)

                         909823106000
                        (CUSIP Number)

                   STEPHEN A. BOUCHARD, ESQ.
                 FLEISCHMAN AND WALSH, L.L.P.
                 1400 SIXTEENTH STREET, N.W.
                   WASHINGTON, D.C.  20036
                      (202) 939-7900
        (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       JULY 23, 1996
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this state-ment [X]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial owner-ship of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise sub-ject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

- -----------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     SOUTHERN UNION COMPANY      75-0571592
- -----------------------------------------------------------------
2.   Check the Appropriate Box If A Member Of A Group*   (a) [  ]
                                                         (b) [  ]
- -----------------------------------------------------------------
3.   SEC Use Only
- -----------------------------------------------------------------
4.   Source of Funds*
     WC (See Item 3)
- -----------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e).             [  ]
- -----------------------------------------------------------------
6.   Citizenship Or Place Of Organization
     DELAWARE
- -----------------------------------------------------------------
                   7.   Sole Voting Power
                        854,300
                   ----------------------------------------------
Number of shares   8.   Shared Voting Power
Beneficially            None
Owned by Each      ----------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   854,300
                   ----------------------------------------------
                   10.  Shared Dispositive Power
                        None
- -----------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each
     Reporting Person
     854,300
- -----------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11)
     Excludes Certain Shares*                                [  ]
- -----------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)
     6.5%  (See Item 5)
- -----------------------------------------------------------------
14.  Type Of Reporting Person*
     CO
- -----------------------------------------------------------------

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer
- ----------------------------

This statement on Schedule 13D relates to the common stock, with-out par value (the "Common Stock") of United Cities Gas Company, an Illinois and Virginia corporation (the "Issuer"/NASDAQ: UCIT). The address of the principal executive offices of the Issuer is 5300 Maryland Way, Brentwood, Tennessee 37027.

Item 2.  Identity and Background
- --------------------------------

(a), (b), (c) and (f)

    Name of Reporting Person:  Southern Union Company ("Reporting
    Person"/NYSE: SUG)

    State of Incorporation:  Delaware

    Principal Business: The Reporting Person's principal line of business is the distribution of natural gas as a public utility in Texas and Missouri.

    Address of Principal Business: 504 Lavaca Street, Eighth
    Floor, Austin, Texas 78701

    Address of Principal Office:  504 Lavaca Street, Eighth
    Floor, Austin, Texas 78701

Information in response to paragraphs (a), (b), (c) and (f) of this Item 2 with respect to the executive officers and directors of the Reporting Person is set forth in Schedule I hereto and is incorporated herein by reference.

(d)-(e)

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities sub-ject to, Federal or State securities laws or finding any viola-tion with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
- ----------------------------------------------------------

The Reporting Person has used working capital to fund all pur-chases of Common Stock to date, and expects to fund any addi-tional purchases of Common Stock with working capital. The Reporting Person's sources of working capital include its pre-existing revolving credit agreement (see Item 7). The aggre-gate purchase price, net of brokerage commissions, for the 854,300 shares of Common Stock presently owned by the Reporting Person was $16,067,488.

Item 4.  Purpose of Transaction
- -------------------------------

(a)-(j)

The Reporting Person intends to continuously review its invest-ment in the Issuer, and to explore all options that may be avail-able to it relating to its investment in the Issuer.

(a)

The Reporting Person plans to purchase additional shares of Com-mon Stock, but may in the future decide to sell a portion or all of any shares of Common Stock that it may now or hereafter own. The Reporting Person's decisions as to additional purchases or any sales of any shares of Common Stock will be made in light of market conditions, applicable legal and regulatory constraints and other factors that the Reporting Person may from time to time deem appropriate.

(b)-(j)

The Reporting Person presently has no definite plans or propo-sals relating to or that would result in any transaction of the types described in paragraphs (b) through (j) of Item 4 to
Schedule 13D. Options that the Reporting Person may explore could relate to or result in plans or proposals in the future with respect to one or more such transactions, including alter-natives to the sale of the Issuer to Atmos Energy Corporation (NYSE: ATO) as presently proposed by the Issuer's board of directors. Such alternatives may include transactions involving or affecting the Issuer or its securities, either directly or indirectly, including transactions involving or affecting the Issuer's proposed purchaser, Atmos Energy Corporation, or its securities.

Item 5.  Interest in Securities of the Issuer
- ---------------------------------------------

(a) The Reporting Person beneficially owns 854,300 shares of Common Stock. According to the Issuer's press release, dated July 22, 1996, the Issuer had 13,102,913 shares of Common Stock outstanding as of June 30, 1996; accordingly, the Reporting Person beneficially owns 6.5% of all Common Stock reported to be outstanding as of June 30, 1996.

(b)  With respect to the Common Stock, the Reporting Person has:

     (i) Sole power to vote or direct the vote of 854,300 shares of Common Stock;

     (ii) Shared power to vote or direct the vote of zero shares of Common Stock;

     (iii) Sole power to dispose or direct the disposition of 854,300 shares of Common Stock; and

     (iv) Shared power to dispose or direct the disposition of zero shares of Common Stock.

(c) Set forth below are descriptions of transactions in the Common Stock by the Reporting Person effected during the past 60 days, all of which represent open market purchases, net of brokerage commissions:

                            Number of Shares of
     Date of Transaction       Common Stock       Price Per Share
     -------------------    -------------------   ---------------
        July 23, 1996             43,000             $20.0000
        July 23, 1996             19,000              19.8750
        July 23, 1996              5,000              19.6250
        July 23, 1996             20,000              19.7500
        July 24, 1996             25,000              19.7500
        July 24, 1996             10,000              19.6250
        July 24, 1996              7,000              19.8750
        July 24, 1996             21,000              20.0000
        July 25, 1996             22,500              19.8750
        July 25, 1996              3,000              19.7500
        July 26, 1996              6,000              19.8750
        July 26, 1996              1,000              19.6250
        July 26, 1996             20,600              19.7500
        July 29, 1996             18,400              19.7500
        July 29, 1996             11,000              19.6250
        July 30, 1996             21,400              19.7500
        July 31, 1996              5,000              19.8125
        July 31, 1996             10,400              19.7500

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer
- -----------------------------------------------------------------

None.

Item 7.  Material to be Filed as Exhibits
- -----------------------------------------

Exhibit 1 Revolving Credit Agreement, Revolving Note and Loan Documents, between the Reporting Person and the Banks named therein, dated September 30, 1993, as amended (filed by the Reporting Person (Commission File No. 1-6407) as: Exhibit 99.2 to Reporting Person's Cur-rent Report on Form 8-K dated October 13, 1993,
            Exhibit 10.1 to Reporting Person's Registration Statement on Form S-3 (No. 33-70604), Exhibit 10(c) to Reporting Person's Transition Report on Form 10-K for the year ended June 30, 1994 and Exhibit 10.1 to Reporting Person's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, each of which is incorporated in this Schedule 13D by reference thereto)

Exhibit 2   Power of Attorney

                           SIGNATURE
                           ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.


                                August 1, 1996
                                --------------
                                (Date)


                                STEPHEN A. BOUCHARD
                                -------------------
                                (Signature)


                                Stephen A. Bouchard
                                Attorney-in-fact
                                -------------------
                                (Name and Title)

                            SCHEDULE I
                            ----------

The names, principal business addresses and principal occupation of each of the executive officers and directors of the Reporting
Person are listed below. Each executive officer and director is a Citizen of the United States.

Directors
- ---------

Name and Principal
Business Address            Principal Occupation
- --------------------------  -------------------------------------

George L. Lindemann         Chairman of the Board and Chief
c/o Activated               Executive Officer of Reporting
  Communications, Inc.      Person; President and Director of
767 Fifth Avenue            Cellular Dynamics, Inc. and Activated
50th Floor                  Communications, Inc. (private
New York, NY 10153          investment businesses)

John E. Brennan             Vice Chairman of Reporting Person;
c/o Activated               private investor
  Communications, Inc.
767 Fifth Avenue
50th Floor
New York, NY  10153

Peter H. Kelley             President and Chief Operating Officer
c/o Southern Union Company  of Reporting Person
504 Lavaca Street
Eighth Floor
Austin, Texas  78701

Frank W. Denius             Attorney (private practice); Chairman
700 Lavaca Street           Emeritus of Reporting Person
Suite 700
Austin, Texas  78701

Aaron I. Fleischman         Senior Partner, Fleischman and Walsh,
c/o Fleischman and Walsh,   L.L.P. (legal services)
  L.L.P.
1400 Sixteenth Street, N.W.
Washington, D.C.  20036

Kurt A. Gitter, M.D.        Ophthalmologist
3525 Prytania Street
Suite 320
New Orleans, LA  70115

Adam M. Lindemann           Securities Analyst
c/o Oppenheimer & Company   Oppenheimer & Company
World Financial Center
200 Liberty Street, 8th Flr.
New York, New York  10281

George Rountree, III        Senior Partner, Rountree & Seagle
c/o Rountree & Seagle       (legal services)
2419 Market Street
Wilmington, NC  28403

Roger J. Pearson            Of Counsel, Neville, Shaver, Kelly &
c/o Neville, Shaver,        McLean (legal services)
  Kelly & McLean
Three Landmark Square
Suite 310
Stamford, CT  06901

Dan K. Wassong              Chairman, President, Chief Executive
c/o Del Laboratories, Inc.  Officer and Director, Del
565 Broad Hollow Road       Laboratories, Inc. (manufacturer of
Farmingdale, NY  11735      cosmetics, toiletries and
                            pharmaceuticals)


Executive Officers Who Are Not Directors
- ----------------------------------------

Unless otherwise stated, the principal business address of each executive officer is the same as that of the Reporting Person.

Name and Principal          Position(s) Held
Business Address            with Reporting Person
- -------------------------   -------------------------------------

Ronald J. Endres            Executive Vice President and Chief
                            Financial Officer

David J. Kvapil             Vice President - Controller

Dennis K. Morgan            Vice President - Legal and Secretary

Donald A. Scovil            Executive Vice President - Propane
                            Services/Sales

C. Thomas Clowe, Jr.        President and Chief Operating Officer
c/o Missouri Gas Energy     of Missouri Gas Energy (division of
3420 Broadway               Reporting Person)
Kansas City, MO  64111

                       Index to Exhibits
                       -----------------

Exhibit 1 Revolving Credit Agreement, Revolving Note and Loan Documents, between the Reporting Person and the Banks named therein, dated September 30, 1993, as amended (filed by the Reporting Person (Commission File No. 1-6407) as: Exhibit 99.2 to Reporting Person's Cur-rent Report on Form 8-K dated October 13, 1993,
           Exhibit 10.1 to Reporting Person's Registration Statement on Form S-3 (No. 33-70604), Exhibit 10(c) to Reporting Person's Transition Report on Form 10-K for the year ended June 30, 1994 and Exhibit 10.1 to Reporting Person's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, each of which is incorporated in this Schedule 13D by reference thereto)

Exhibit 2  Power of Attorney